UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
Report on Form 6-K for 9 June, 2021
Commission File Number 1-31615
Sasol Limited
50 Katherine Street
Sandton 2196
South Africa
(Name and address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20-F or Form 40-F.
Form 20-F __X__
Form 40-F _____
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):
Yes _____
No __X__
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):
Yes _____
No __X__
Indicate by check mark whether the registrant by furnishing the information contained in this
Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934.
Yes _____
No __X__

ENCLOSURES:

Sens Announcement dated 9 June 2021: Sasol restructures existing oil hedges and increases the hedge cover ratio for oil for financial year 2022

Sasol Limited
(Incorporated in the Republic of South Africa)
(Registration number 1979/003231/06)
Sasol Ordinary Share code:
JSE: SOL NYSE: SSL
Sasol Ordinary ISIN codes: ZAE000006896 US8038663006
Sasol BEE Ordinary Share code: JSE: SOLBE1
Sasol BEE Ordinary ISIN code: ZAE000151817
(“Sasol” or “the Company”)
SASOL RESTRUCTURES EXISTING OIL HEDGES AND INCREASES THE HEDGE
COVER RATIO FOR OIL FOR FINANCIAL YEAR 2022

Sasol has made significant progress in deleveraging its balance sheet following a strong operating performance in a more supportive macroeconomic environment, continuing cash conservation measures and ongoing asset divestments. One of the Company’s main objectives remains to reduce absolute debt levels, which will trigger the consideration to resume dividend payments. Debt metrics are currently following a positive trajectory but may still be negatively impacted by oil price volatility.

The current hedging program consists mainly of put options and provides protection against oil prices decreasing to below approximately US$43,11 per barrel. Following the recent material rise in the oil price, Sasol has been able to restructure and enhance its financial year
2022 hedging programme, ensuring cash flow robustness and protection against future oil price volatility.

The existing oil put hedges of 24 million barrels for financial year 2022, as reported in the
Production and Sales Metrics ending 31 March 2021, have been restructured and replaced by a zero cost collar hedging structure. This has allowed the Company to increase the gross average floor oil price on the existing 24 million barrels from US$43,11 per barrel to approximately US$60,09 per barrel, albeit with a cap of approximately US$71,97 per barrel.
The premium paid on the original put options for financial year 2022 will be realised as an expense of approximately US$30 million to US$34 million, reflecting the cancelled options and new hedges which were executed in terms of the updated hedging strategy.

The oil hedge cover ratio for financial year 2022 has also been increased by hedging an additional 18 million barrels or an incremental 4,5 million barrels per quarter. This was achieved by increasing the hedge cover ratio from 80% to 90% of total Synfuels synthetic crude oil production, and including 90% of Sasol’s share of Oryx production and equivalent commodity chemicals volumes where there is a strong correlation to oil price.

The incremental 4,5 million barrels for quarter one to three of financial year 2022 have been executed using swaps at an average strike level of US$67,52; US$67,03 and US$67,21 per barrel respectively. Completion of the last 4,5 million barrels for quarter four is still in progress.
The actual realised chemical margins for the base chemical sales volumes for financial year
2022 will be unaffected by this hedging program.

The updated hedging levels underpin the strengthening of the balance sheet and the reduction of the Company’s absolute debt levels. The restructuring was focused on financial year 2022 only. The Company will however continue to update the market on any changes to our financial risk management positions in our quarterly market disclosures.

9 June 2021
Johannesburg

Sponsor: Merrill Lynch South Africa Proprietary Limited

Disclaimer - Forward-looking statements
Sasol may, in this document, make certain statements that are not historical facts and relate to analyses and other information which are based on forecasts of future results and estimates of amounts not yet determinable. These statements may also relate to our future prospects, expectations, developments and business strategies. Examples of such forward-looking statements include, but are not limited to, the impact of the novel coronavirus (COVID-19)
pandemic on Sasol’s business, results of operations, financial condition and liquidity and statements regarding the effectiveness of any actions taken by Sasol to address or limit any impact of COVID-19 on its business; statements regarding exchange rate fluctuations, changing crude oil prices, volume growth, changes in demand for Sasol’s products, increases in market share, total shareholder return, executing our growth projects, oil and gas reserves, cost reductions, legislative, regulatory and fiscal development, our climate change strategy and business performance outlook. Words such as “believe”, “anticipate”, “expect”, “intend",
“seek”, “will”, “plan”, “could”, “may”, “endeavour”, “target”, “forecast” and “project” and similar expressions are intended to identify such forward-looking statements, but are not the exclusive means of identifying such statements. By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and there are risks that the predictions, forecasts, projections and other forward-looking statements will not be achieved.
If one or more of these risks materialise, or should underlying assumptions prove incorrect, our actual results may differ materially from those anticipated. You should understand that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors and others are discussed more fully in our most recent annual report on Form 20-F filed on 24 August 2020 and in other filings with the United States
Securities and Exchange Commission. The list of factors discussed therein is not exhaustive;
when relying on forward-looking statements to make investment decisions, you should carefully consider both these factors and other uncertainties and events. Forward-looking statements apply only as of the date on which they are made, and we do not undertake any obligation to update or revise any of them, whether as a result of new information, future events or otherwise.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Sasol Limited, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 9 June 2021
By: /sgd/M du Toit
M du Toit Name:
Title: Group Company Secretary